U.S. Securities and Exchange Commission

                             Washington, D.C. 20549

                                   Form 10-SB

              GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL
                                BUSINESS ISSUERS

       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                            Jewelnique Designs, Inc.
                  --------------------------------------------
                 (Name of Small Business Issuer in its charter)

            Colorado                                    84-1385900
  ------------------------------             -----------------------------------
 (State or other jurisdiction of            (I.R.S. Employer Identification No.)
  incorporation or organization)

          2449 Lyric Avenue
       Los Angeles, California                              90027
  --------------------------------------                   --------
 (Address of principal executive offices)                 (Zip Code)

Issuer's telephone number, (213) 660-8665

Securities to be registered under Section 12(b) of the Act:

       Title of each class                      Name of each exchange on which
       to be so registered                      each class is to be registered

None
--------------------------------------         ---------------------------------

Securities to be registered under Section 12(g) of the Act:

                          Common Stock, $.001 par value
                          -----------------------------
                                (Title of class)
















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Item 1. Description of Business.

     (a) Business Development.

     Jewelnique Designs, Inc., formerly Blue Mountain Capital, Inc. (hereinafter referred to as the "Company" or "JDI"), was organized under the laws of the State of Colorado on March 6, 1997. The name of the Company was changed to "Jewelnique Designs, Inc.," on June 20, 1997. The Company's executive offices are presently located at 2449 Lyric Avenue, Los Angeles, California 90027, and its telephone number is (213) 660-8665.

     The Company has generally been inactive, having conducted no business operations except organizational and fund raising activities since its inception. JDI received gross proceeds in the amount of $20,000 from the sale of a total of 200,000 shares of common stock, $.001 par value per share (the "Common Stock"), in an offering conducted pursuant to Section 3(b) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D promulgated thereunder.

     See (b) "Business of Issuer" immediately below for a description of the Company's proposed business of designing, manufacturing, marketing and distributing a specialized line of jewelry products through, primarily, boutiques, hair salons, beauty supply stores, department stores and children's stores. As of the date hereof, the Company has no jewelry products available for distribution.

     (b) Business of Issuer.

General

     Since its inception, the Company has conducted no business operations except for organizational activities and an offering of Common Stock pursuant to which it has received gross offering proceeds in the amount of $20,000. Further, the Company has had no employees since its organization. It is anticipated that the Company's executive officers and directors who, except for one lump-sum consulting fee received by two such persons, have served in those positions without compensation through the date hereof, will receive reasonable salaries for services as exective officers at such time as the Company commences business operations. (See Part I, Item 6., "Executive Compensation - Executive Compensation.") The Company's executive officers and/or directors will devote such time and effort as may be necessary to participate in the day-to-day management of the Company. (See Part I, Item 5. "Directors, Executive Officers, Promoters and Control Persons - Executive Officers and Directors.") The Company has no plans to employ any individuals except its three executive officers on a part-time basis for the foreseeable future. The Company proposes to engage in business as a designer, manufacturer and distributor of a specialized line of jewelry products which, except for the design of the "Face Jewel," JDI's initial proposed product, has not yet been developed and which is intended to be marketed, primarily, through boutiques, hair salons, beauty supply stores, department stores and children's stores to a target market comprised of young adults and children, especially, whose tastes in jewelry are expected to be characterized by a desire for unique, different or unusual designs and products at moderate prices. As of the date hereof, JDI has no jewelry products available for distribution, although the Face Jewel is in the design stage.

     The following discussion of the jewelry business, as it relates to the Company's business objectives, is of course pertinent only if the Company is successful in obtaining sufficient debt and/or equity financing to commence



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operations in the jewelry business and, in addition thereto, is able to generate significant profits from operations (which are not expected in the foreseeable future) and/or additional financing to continue in business and/or fund the anticipated growth, assuming JDI's proposed product line is successful. There can be no assurance such financing can be obtained or that the Company's proposed product line will be successful. While each of Messrs. Roland W. Fink and Kendall L. Dorsett, executive officers, directors and owners together of approximately 62.7% of the outstanding common stock of JDI, has over twenty years of business experience, having co-founded, managed, been employed by and retained as consultants to a variety of companies, neither individual has any specific experience or expertise in the jewelry business. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Risk Factors.")

     The Company will be dependent upon its Executive Vice President, Ms. Suzanne Sorensen, to develop the jewelry designs and products which will be featured in JDI's proposed, specialized jewelry line. Ms. Sorensen has approximately twenty-three years of experience in the jewelry business and has managed Suzanne Designs, a family-owned jewelry business, since approximately 1976. The principal product of Suzanne Designs in recent years, the "Hair Jewel," a unique, elegant, easy-to-use hair accessory made from fine Austrian crystals, fourteen carat gold spirals and other fine materials, has been sold in Nordstrom, Macy's, Dillard's, Bullock's, Accessory Place, Etcetera, Judy's and Casual Corner; in most of the fifty states of the United States and in Japan, Panama, Canada and Mexico; and continues to be re-ordered by customers after nine years since its first availability. Ms. Sorensen's jewelry, clothing and other product designs have been featured in advertisements in major U.S. magazines, newspapers and other publications such as Women's Wear Daily; on television productions, including the Donnie and Marie Show and CBS' The Young and the Restless; and in several Hollywood feature films, including Steve Martin's L.A. Stories and The Addams Family (Part II). The Company intends to use to its advantage Ms. Sorensen's reputation in the jewelry business as a creator of jewelry and other product designs so unique, different and unusual as to readily attract media, even Hollywood's, attention and her creative talents which have, in the past, resulted in continuous developments of new jewelry designs and products available to consumers at moderate prices in an industry dominated by mass merchandisers of inexpensive, unimaginative jewelry products and fine jewelers whose high-end products are so costly as to be unavailable to consumers of moderate means. Nevertheless, while Ms. Sorensen's jewelry designs have been successful in the past, there can be no assurance that her designs for JDI's proposed product line, including the Face Jewel, will be successful since the popularity of any design is largely a measure of subjective public reaction. Further, the Company has very limited financial, personnel and other resources and lacks a customer base and market recognition. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Risk Factors.")

     Ms. Sorensen may be subject to direct conflicts of interest, because of her position as an executive officer of JDI and her management position with Suzanne Designs, with regard to opportunities in the jewelry and accessories businesses which come to her attention and concerning any possible business dealings between JDI and Suzanne Designs. In any instance where such a conflict may arise, the Company intends to employ certain safeguards, such as ensuring that any agreement between the Company and Suzanne Designs conforms with standard industry practice in the Pacific region and is fair and reasonable to the Company. Further, Ms. Sorensen will abstain from voting as a member of the Board of Directors on any such agreement in which Suzanne Designs is a party or has an interest or with regard to any business opportunity which may be attractive to both companies. The Company's Amended Articles of Incorporation provide that any such related party contract or transaction must be authorized, approved or ratified at a meeting of the Board of Directors by sufficient vote thereon by

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directors not interested therein or the contract or transaction must be fair and reasonable to the Company. Accordingly, it is possible for the Company's Board of Directors, by vote of a sufficient number of disinterested members thereof, to authorize, approve or ratify a related party contract or transaction or
business   opportunity   involving   Suzanne  Designs  which  is  unfair  and/or
unreasonable to the Company, even though Ms. Sorensen abstains from voting thereon. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer
- Risk Factors" - 10. "Conflicts of Interest.")

Business Strategy

     The Company's business strategy, which is dependent upon its obtaining sufficient financing with which to implement its business plan, is to provide a specialized line of jewelry products and other fashion accessories to retailers who target consumers, especially young adults and children, seeking unique, different or unusual jewelry at moderate prices, as opposed to fine jewelry, and who are willing to purchase jewelry and accessories at frequent intervals as fashions and styles change. Management has made a conscious decision at this time not to develop a line of traditional jewelry products which would force JDI into direct competition, immediately, with the numerous large and small manufacturers already established in the industry, many of which have substantial resources and numerous other significant competitive advantages as compared to the Company. However, depending upon the commercial success, no assurance of which can be made, of the "Face Jewel," JDI's initial proposed product, and specialized designs for other items of jewelry proposed to complete a line of similar such unique, different or unusual products, the Company may in the future develop a line of traditional jewelry if business conditions appear to provide a niche or other opportunity in the traditional jewelry market which management believes JDI could successfully exploit.

     To accomplish this strategy and to stay abreast of changing styles and tastes, design and marketing personnel anticipated to be employed by the Company, assuming that sufficient operating capital becomes available, are expected to work closely with suppliers, distributors and customers and continually participate in jewelry fairs, trade shows and other industry forums. JDI expects to introduce numerous designs and variations of those designs in order to extend the length of time each design is marketable. In addition, the Company plans to develop a sophisticated computerized system to track, and to continuously engage in market research in order to monitor, new market trends, seasonality factors and other critical information deemed relevant to JDI's business.

     Management hopes, in the event that JDI achieves commercial success initially, to increase the Company's domestic market penetration and product lines through selected acquisitions. Such acquisitions could include both jewelry and non-jewelry businesses which could complement and be integrated into the Company's product lines and/or operations. Management believes that, in the current international trade environment, expansion into markets such as the Canadian, Latin American and Asian markets, could be especially attractive. However, foreign markets present certain unique challenges and risks, and there could be no assurance that JDI, even if it were to be successful in establishing foreign markets, could be expected to be successful in profitably penetrating these potential markets.






                                      - 4 -

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Proposed Product Line

     Ms. Suzanne Sorensen, the Executive Vice President of the Company, has managed Suzanne Designs, a family jewelry business, since 1976. In recent years, the principal product of Suzanne Designs has been the "Hair Jewel," a unique, elegant, easy-to-use hair accessory that works equally well in long, short, normal or very fine hair. The Hair Jewel is suitable for evening wear, and can be used to hold the hair up; hold the hair back; decorate braids or sweeps; or help spike the hair for the "punkier" look. The Hair Jewel is made from the finest Austrian Crystals, fourteen carat gold spirals and other fine materials. The product has sold in Nordstrom, Macy's Dillard's, Bullock's, Asccessory Place, Etcetera, Judy's and Casual Corner, and continues to be re-ordered by customers since it first became available approximately nine years ago. The product has been sold in most of the fifty states of the United States and in Japan, Panama, Canada and Mexico. Ms. Sorensen has designed elegant, black tassel, Austrian Crystal earrings featured inWomen's Wear Daily and the eagle-feather jackets and long-feather earrings worn on the Donnie and Marie Show. Her designs have also been featured on CBS' The Young and the Restless and in several Hollywood feature films, including Steve Martin's L.A. Stories and the Addams Family (Part II).

     JDI intends to develop a line of specialized jewelry products and other accessories similar, from the standpoint of novelty, moderate price and appeal to youthful consumers, to that marketed and distributed by Suzanne Designs. Along these lines, Ms. Sorensen has developed a design for the "Face Jewel," a novel, elegantly sculpted earring that extends daringly out onto the face, accentuating the graceful line of a woman's cheek. Management anticipates that the Company's first product will be the Face Jewel currently under development, while its ultimate product line, proposed to be developed from this initial product, would include earrings, necklaces, bracelets, rings, pendants, pins, brooches, ankle jewelry and decorations for other areas of the body or for clothing, each of a unique or unusual design, hoped to be attractive to consumers, particularly young adults and children, seeking to adorn themselves other than with traditional jewelry. JDI's proposed products, including the Face Jewel, are expected to be sold, primarily, through boutiques, hair salons, beauty supply stores, department stores and children's stores.

     Management is unable at this time to forecast with any degree of certainty the average price or wholesale or retail price range of the Company's products; however, JDI intends to design its products so that the retail prices will be considered "moderate" by the Company's target markets.

Marketing and Distribution

     The Company presently anticipates that the Face Jewel, together with the other proposed products in its product line presently under development, will be sold through the same distribution channels that Suzanne Designs' "Hair Jewel" is currently being distributed, including, principally, boutiques, hair salons, beauty supply stores, department stores and children's stores. Company management hopes, but cannot assure, that JDI's proposed products will eventually attract the attention of retail jewelry stores, mass merchandisers, catalog showrooms, high-volume retailers, major discounters and specialty marketers such as home shopping networks, direct marketers and mail order companies as well. The Company intends to compete, assuming that it is successful in obtaining sufficient financing with which to commence jewelry production, primarily on the basis of its unique designs and by offering quality products at modest prices in combination with marketing and customer support services, and not solely on the basis of price.




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     Management  anticipates that its primary  marketing  efforts will be in the areas of product design and customer support services, calculated to assure JDI's timely response to fashion trends, quality products, favorable pricing and accurate inventory control for the Company's customers. The Company's proposed products are intended to be marketed, for the most part, through independent third party sales representatives. However, the Company expects that it will maintain a small sales force as well, which would be expected to work closely with third party representatives and customers, as well as JDI's design, product development and marketing support personnel proposed to be employed if adequate financing becomes available. The Company believes that by utilizing independent third party representatives, primarily, it will be able to penetrate additional markets at a minimal cost and without the overhead associated with a large sales force.

     The Company's ability to develop and market its Executive Vice President's designs is, of course, dependent upon management's ability to obtain the necessary financing, of which there can be no assurance. Assuming the availability of adequate funding, JDI intends to stay abreast of changing styles and market tastes by ensuring that its design and product development personnel work closely with suppliers, independent sales representatives and customers; participating in jewelry fairs, trade shows and other industry forums; and generating new designs and variations on earlier designs to remain competitive. JDI does not anticipate obtaining long-term contracts with any distributors or customers, but management believes that the loyalty of its distributors and customers, if once obtained, could be maintained through product designs and development which timely reflect fashion trends and changes and providing them with proper marketing and customer support.

Competition

     The jewelry industry in the United States is highly fragmented, with little significant brand name recognition or customer loyalty. Selection is generally a function of design appeal, preceived high value and quality in relation to price. Jewelry stores alone account for an estimated $15 billion in annual sales in the United States. Retail jewelry sales have historically increased at a rate surpassing the inflation rate. This increase is primarily attributable to the increasing disposable income of women in the United States as more and more women, the largest group of jewelry purchasers, enter the workforce and achieve higher salaries and more responsible positions. Working women are often responsible for the purchase of jewelry by teenagers and children as well. The rise in the number of women in the workforce has also increased the overall demand for women's clothing and accessories of all types, including jewelry.

     While JDI expects to compete on the basis of the uniqueness of its designs, its reputation among customers as a quality provider of products in tandem with marketing and customer support services, and, to a lesser extent, on the basis of price, its opportunity to obtain customers may be limited by its financial and other resources. In this regard, many of the companies and other organizations with which the Company will be in competition are established and have far greater resources, substantially greater experience and larger staffs than the Company expects to have for the foreseeable future. Additionally, many of these companies and organizations have proven operating histories, which the Company lacks.

     While the competition may, among other things, "knock off" the Company's designs, offer a wider selection of products, undercut JDI's prices and employ any number of other strategies and tactics against the Company, management hopes that the Company's unique designs, which are expected in many cases to be



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proprietary and/or copyrighted, together with its anticipated close relationship with its customers, vendors and distributors, will enable it to maintain a competitive position in the specialized jewelry and accessory market segment. The Company further believes, but cannot assure, that its net profit margins will be equal to, or in excess of, many of its competitors and that its capital costs will be lower. Therefore, although competition is expected to be intense, management hopes to position the Company strategically in the jewelry industry.

Seasonality

     The jewelry business is highly seasonal in general, with the fourth calendar quarter (which includes the Christmas shopping season) historically contributing the highest sales of any quarter during the year. Nevertheless, seasonality cannot be predicted because of customer promotions and special events which may occur throughout the year. Management intends that the Company participate in promotions and other events conducted by retailers at times of the year other than Christmas, and conduct similar such special events and promotions and take other measures to minimize the impact of seasonality on its business to the extent possible.

Purchasing, Manufacturing and Assembly

     At least initially, the Company intends to purchase most of its jewelry and accessories in an assembled state from suppliers located inside the United States. At most, management expects that the Company will be required to perform a minimal amount of light assembly of the items received into jewelry and accessory products. Management expects to purchase jewelry from a number of suppliers based on quality, pricing and available quantities. While purchases of materials are expected to be made from a relatively small number of suppliers, the Company believes, but cannot assure, that there will be numerous alternative sources for all materials, and that the failure of any principal supplier(s) would not have a material adverse effect on operations or JDI's financial condition. The Company does not expect to experience any difficulty in securing product.

     Management expects that manufacturing and assembly operations conducted by the Company to be limited primarily to designing jewelry and other accessories, and some light assembly of products. Upon completing a design, depending upon the nature of the product, the Company will either purchase the materials and subcontract the manufacture or assembly of the product, or provide such design to its suppliers which will purchase the raw materials and manufacture the product or subcontract for its manufacture. Management believes that the use of third party manufacturers will enable the Company to substantially shift the risk and capital cost of manufacturing to the third party. Depending upon the availability of funding, the Company has preliminary plans to maintain a light manufacturing and assembly operation in the United States for the purpose of producing prototype designs and to fulfill custom orders for specialized products and short-run orders required to be shipped within several days of the order date. While JDI may in the future establish its own manufacturing operations and facilities if substantial savings in the cost of inventory appears likely and the necessary capital becomes available, the Company's financial position does not permit management to consider such a course of action at this time.

Employees and Consultants

     The Company has had no employees since its organization. Except for a lump sum consulting fee received by each of Messrs. Roland W. Fink and Kendall L. Dorsett, JDI's executive officers and directors, including Messrs. Fink and Dorsett and Ms. Suzanne Sorensen, have served in those positions without



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compensation through the date hereof.  Messrs. Fink and Dorsett were compensated for certain specialized services, including the preparation of a business plan and the performance of certain financial consulting services, commonly performed by outside consultants, despite their positions as executive officers and directors of JDI, because the Company does not presently have the financial capability to pay management salaries or retain outside consultants on an ongoing basis. It is anticipated that at such time, if ever, as the Company's financial position permits, assuming that JDI is successful in raising adequate funding through equity and/or debt financing and/or generating a sufficient level of revenue from operations, Messrs. Fink and Dorsett and Ms. Sorensen and any other executive officers the Company may employ, will receive appropriate compensation, in addition to salaries, which may include bonuses, coverage under medical and/or life insurance benefits plans and participation in stock option and/or other profit sharing or pension plans, for services as executive officers of the Company. Additionally, directors may receive fees for their attendance at meetings of the Board of Directors of the Company. While JDI may retain consultants to perform services for the Company in the future, it does not intend to retain members of management or other affiliated person(s) in this capacity or pay consulting fees to any such person(s).

Facilities

     The Company maintains its offices rent free at the home of its Executive Vice President located at 2449 Lyric Avenue, Los Angeles, California 90027. Its telephone number is (213) 660-8665. The Company anticipates that it will have continued use of the Executive Vice President's home on a rent-free basis for the foreseeable future and that this arrangement will be adequate for the Company's needs while it is in the development stage. Assuming that JDI obtains the necessary additional financing and is successful in implementing its business plan, no assurance of which can be made, the Company will require its own commercial facilities, including sufficient space to establish the intended light assembly operation. In such event, management believes that JDI would be able to locate adequate facilities at reasonable rental rates in the Los Angeles area suitable for its future needs.

     Before making an investment decision, prospective investors in the Company's Common Stock should carefully consider, along with other matters referred to herein, the following risk factors inherent in and affecting the business of the Company.

Risk Factors

     1. Development Stage Company. JDI was only very recently organized on March 6, 1997, and, accordingly, is in the early form of development stage and must be considered promotional. Management's efforts, since inception, have been allocated primarily to organizational and fund raising activities and the ability of the Company to establish itself as a going concern is dependent upon the receipt of additional funds from operations or other sources to continue those activities. Potential investors should be aware of the difficulties normally encountered by a new enterprise in its development stage, including undercapitalization, cash shortages, limitations with respect to personnel, technological, financial and other resources and lack of a customer base and market recognition, most of which are beyond the Company's control. The likelihood that the Company will succeed must be considered in light of the problems, expenses and delays frequently encountered in connection with the competitive environment in which the Company will operate. The Company's success depends to a large extent on gauging public tastes in jewelry and accessories and its ability to design products which will capture the public eye and hold



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the  public's  attention.  There is no  guarantee  that the  Company's  proposed products, initially the Face Jewel, will attain the level of popularity necessary for the Company to find a niche in the jewelry industry or achieve
profitable   operations.   There  are  numerous  manufacturers  of  jewelry  and
accessories already positioned in the business which are better financed than the Company. There can be no assurance that the Company, with its very limited capitalization, will be able to compete with these companies and achieve profitability. (See Part I, Item 1. "Description of Business.")

     2. No Operating History, Revenues or Earnings. As of the date hereof, the Company has not yet commenced operations and, accordingly, has received no operating revenues or earnings. Since inception, most of the time and resources of JDI's management have been spent in organizing the Company, obtaining interim financing and developing a business plan. The Company's success is dependent upon its obtaining additional financing from intended operations or otherwise. The Company's success in the business of designing, manufacturing, merchandising and distributing unique jewelry and accessory products on a wholesale basis is dependent upon the receipt of profits from operations, which are not expected for the foreseeable future, and/or additional financing to enable the Company to continue in operation. There is no assurance that JDI will be able to obtain additional debt or equity financing from any source. The Company, during the development stage of its operations, can be expected to sustain substantial operating expenses without generating any operating revenues or the operating revenues generated can be expected to be insufficient to cover expenses. Thus, for the foreseeable future, unless the Company attains profitable operations, which is not anticipated, the Company's financial statements will show an increasing net operating loss. (See Part I, Item 1. "Description of Business.")

     3. Minimal Assets, Working Capital and Net Worth. As of March 31, 1997, the Company's total assets in the amount of $5,444 consisted, principally, of the sum of $4,950 in cash. As a result of its having minimal assets and a net loss from operations in the amount of $11,061 as of March 31, 1997, the Company has very minimal net worth presently. Further, JDI's working capital is presently minimal and there can be no assurance that the Company's financial condition will improve. The Company is expected to continue to have minimal working capital or a working capital deficit as a result of current liabilities. Messrs. Roland W. Fink and Kendall L. Dorsett, executive officers and/or directors of JDI, each contributed services valued by them at $128 (a total of $256) in consideration for 128,000 shares of the Company's Common Stock received by each. Additionally, Patricia Cudd, Esq., received an aggregate of 64,000 shares of Common Stock in consideration for her performance of legal services for JDI valued at $64. Even though management believes, without assurance, that it will obtain sufficient capital with which to implement its business plan on a limited scale, the Company is not expected to continue in operation, without an infusion of capital, after the expiration of a period of six months to one year from the date hereof. In order to obtain additional equity financing, management may be required to dilute the interest of existing shareholders or forego a substantial interest in its revenues, if any. (See Part I, Item 1. "Description of Business.")

     4. Need for Additional Capital; Going Concern Qualification Expressed by Auditor. Without an infusion of capital or profits from operations, the Company is not expected to continue in operation after the expiration of the period of six months to one year from the date hereof. Accordingly, the Company is not expected to become a viable business entity unless additional equity and/or debt financing is obtained. JDI's independent certified public accountant has expressed this as a "going concern" qualification in the footnotes to the Company's financial statements. The Company does not anticipate the receipt of operating revenues until management successfully implements its business plan, which is not assured. Further, JDI may incur significant unanticipated expenditures which deplete its capital at a more rapid rate because of, among other things, the development stage of its business, its limited personnel and other resources and its lack of a customer base and market recognition. Because of these and other factors, management is presently unable to predict what additional costs might be incurred by the Company beyond those currently contemplated to obtain additional financing and achieve market penetration on a commercial scale in its proposed line of business, i.e., the design, manufacturing, merchandising and wholesale distribution of specialized jewelry and accessory products. JDI has no identified sources for funds, and there can be no assurance that resources will be available to the Company when needed. (See Part I, Item 1. "Description of Business," - (b) "Business of Issuer - Risk Factors" - 10. "Conflicts of Interest.")

     5. Dependence on Management; Directors' Lack of Experience in Jewelry Business . The possible success of the Company is expected to be largely dependent on the continued service of its Executive Vice President, Ms. Suzanne Sorensen, because Messrs. Roland W. Fink and Kendall L. Dorsett, the directors and the other executive officers of JDI, have no experience or expertise in the jewelry business. Virtually all decisions concerning the design and proposed manufacture, marketing and distribution of jewelry and accessories by the Company will be made or significantly influenced by Ms. Sorensen. She is presently serving as the manager of Suzanne Designs, a closely-held jewelry business owned by her family since 1976, and is required to devote a significant amount of her time to the conduct of that company's business. Ms. Sorensen, Mr. Fink and Mr. Dorsett are expected to devote only such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and/or directors of JDI. The loss of the services of Ms. Sorensen would adversely affect the conduct of the Company's business and its prospects for the future. The Company presently holds no key-man life insurance on the lives of, and has no employment contract or other agreement with, Ms. Sorensen or Messrs. Fink or Dorsett. (See Part I, Item 1."Description of Business," - (b) "Business of Issuer - Risk Factors" - 10. "Conflicts of Interest.")

     6. No Jewelry or Accessory Products or Customer Base. The Company was only very recently organized. While JDI intends to engage in the design, manufacture, merchandising and wholesale distribution of a specialized line of jewelry and accessory products, the Company's initial proposed product, the "Face Jewel" is only in the design stage and no other jewelry or accessory products are presently being designed or manufactured. Further, the very limited funding currently available to the Company will not permit it to commence business operations in the jewelry industry except on a very limited scale. There can be no assurance that the debt and/or equity financing, which is expected to be required by the Company in order for JDI to continue in business after the expiration of the next six months to one year, will be available. The Company has no customers presently and there can be no assurance that it will be successful in obtaining any customers in the major prospective market segments, including boutiques, hair salons, beauty supply stores, department stores and children's stores, which JDI intends to target for wholesale distribution of its proposed products. JDI does not expect to have long-term contracts with any customers; thus, management believes that the Company must, in order to survive, ultimately obtain the loyalty of large volume purchasers through design and product development which timely reflects fashion trends and changes and proper customer and marketing support. The Company expects to be limited in the number of designers and customer and marketing support personnel it is capable of employing as a result of its limited operating capital. Thus, the Company could be expected to experience substantial difficulty in attracting the high volume customers in the prospective target markets which would enable JDI to achieve commercial viability. The Company will be dependent upon its Executive Vice President, Ms. Suzanne Sorensen, who has approximately twenty-one years of experience in managing her family's jewelry business, to design the Company's proposed jewelry and accessory products; nevertheless, there can be no assurance that designs for such products, including the Face Jewel, will have a chance of achieving popular and commercial success. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Business Strategy; - Proposed Product Line;
- Marketing and Distribution; and Purchasing, Manufacturing and Assembly."

     7. No Marketing Organization; Limited Marketing Capability. The Company's success depends in large part upon its ability to identify and adequately penetrate the markets for its potential jewelry and accessory products. As compared to JDI, which lacks the financial, personnel and other resources required to compete with its larger, better-financed competitors, virtually all of the Company's competitors have much larger budgets for marketing, advertising and promotion. Except for its Executive Vice President, JDI presently has no design, product development, marketing or customer support personnel whatsoever and, accordingly, management expects that the Company's products will be marketed, for the most part, through third party independent sales representatives. Depending upon the level of funding obtained by the Company, management believes, without assurance, that it will be possible for JDI to attract qualified personnel in the areas of jewelry design, product development and marketing and customer support to work closely with both the third party sales force and with the suppliers and customers and to participate in jewelry fairs. However, in the event that only limited funds are obtained, the Company anticipates that its limited finances and other resources may be a determinative factor in the decision of any prospective employee as to whether to become employed by JDI. Until such time, if ever, as the Company is successful in attracting and employing capable design, product development, marketing and customer support personnel, it intends to rely upon the judgment and conclusions of its Executive Vice President based upon her knowledge and experience gained in managing a family-owned jewelry business, relative to the Company's needs for marketing and related expertise in these areas. However, the fact that neither Mr. Fink nor Mr. Dorsett, executive officers and directors of JDI, has any specific experience in the jewelry industry may adversely impact the Company's chances for success. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Marketing and Distribution.")

     8. High Risks and Unforeseen Costs Associated with JDI's Entry into the Jewelry Business. There can be no assurance that the design, manufacturing, merchandising, distribution and other costs incurred by JDI will not be significantly greater than those estimated by Company management. Therefore, the Company may expend significant unanticipated funds or significant funds may be expended by JDI without the development of commercially viable jewelry or accessory products or customer or marketing support services. There can be no assurance that cost overruns will not occur or that such cost overruns will not adversely affect the Company. Further, unfavorable general economic conditions and/or a downturn in consumer confidence has in the past had, and could be expected in the future to have, an adverse effect on consumer spending preferences which could, in turn, adversely affect the Company's business. Additionally, competitive pressures and changes in customer mix, among other things, which management expects the Company to experience in the uncertain event that it achieves commercial viability, could reduce the Company's gross profit margin from time to time. Accordingly, there can be no assurance that JDI will be capable of establishing itself in a commercially viable position in the worldwide jewelry distribution market despite the uniqueness of its designs or the modesty of its pricing. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer.")

     9. Dependency on Suppliers and Customers. The Company's ability to manufacture and distribute jewelry on a profitable and timely basis depends, at least initially, upon the availability of jewelry products assembled to management's specifications. There can be no assurance that assembled products will be readily available from numerous sources and/or at prices acceptable to JDI in accordance with management's belief. Further, even if the Company receives sufficient proceeds from equity and/or debt financing or otherwise, thus enabling it to employ the design, manufacturing, marketing and other personnel needed to implement its business plan, it will nevertheless be dependent upon the availability of raw materials, primarily precious metals and gemstones, which management believes, without assurance, to be readily available from numerous suppliers. Increases in the prices of raw materials and/or limitations on the availability of such raw materials may adversely affect JDI's ability to manufacture and distribute jewelry to customers on a timely basis or at prices acceptable to the Company and its customers, if any. Additionally, because a substantial portion of the jewelry products proposed to be distributed by the Company is expected to be purchased from third party suppliers, failure by such suppliers to deliver jewelry on a timely basis and increases in the costs charged by such suppliers could adversely affect the Company's relationship with its customers. While management hopes to sell products to a large number of customers in a broad range of markets, to the extent that a few large volume customers account for the bulk of its product sales, the loss of any of these customers, or a significant reduction in their orders, could have a material adverse effect on JDI's business. The Company does not anticipate that it will have long-term contracts with its prospective customers. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - Marketing and Distribution; - Purchasing, Manufacturing and Assembly.")

     10. Conflicts of Interest. There are existing and potential conflicts of interest, including time, effort and corporate opportunity, involved in the participation by the Company's executive officers and directors in other business entities and transactions. Ms. Suzanne Sorensen, the Company's Executive Vice President and the manager of Suzanne Designs, an affiliate of the Company, will divide her time and effort between and among the Company, Suzanne Designs and her other business obligations. Accordingly, Ms. Sorensen and/or other members of management of the Company may be subject to direct conflicts of interest and the corporate opportunities doctrine with respect to business opportunities in the jewelry and accessory business which come to their attention. The Company's Amended Articles of Incorporation provide that any related party contract or transaction must be authorized, approved or ratified at a meeting of the Board of Directors by sufficient vote thereon by directors not interested therein or the transaction must be fair and reasonable to the Company. Accordingly, while Ms. Sorensen will abstain from voting on any related party contract or transaction involving Suzanne Designs, it is nevertheless possible for the Company's Board of Directors, by vote of a sufficient number of disinterested members thereof, to authorize, approve or ratify such a contract or transaction even if it is not fair or reasonable to the Company.

     Because of existing and/or potential future associations of the Company's executive officers and directors in various capacities with other firms involved in a range of business activities and because of the limited or minimal amount of time and effort which is expected to be devoted to the Company by such persons, there are existing and potential continuing conflicts of interest in their acting as executive officers and/or directors of the Company. None of the executive officers or directors of the Company will be able to devote a significant amount of time or effort to the business and affairs of the Company because of their simultaneous participation in, employment by and/or commitments to other firms involved in a range of business activities. In addition, all of such persons are or may become, in their individual capacities, officers, directors, controlling shareholders and/or partners of other entities (in addition to Suzanne Designs) engaged in a variety of businesses which are engaged, or may in the future engage, in various transactions, or compete directly, with the Company. Conflicts of interest and transactions which are not at arm's-length may arise in the future because the Company's executive officers and/or directors are involved in the management of any company which transacts business, or competes directly, with the Company. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer - General.")

     11. Competition. Competition is intense within the jewelry industry in general and in the specialized jewelry and accessory market segment in which JDI proposes to operate. It is anticipated that the jewelry industry may be subject to changes in the general state of the economy, shifts in the demographic structure, changes in the buying habits of the public, the availability of alternative products and the increased cost of doing business. Further, there may be significant technological advances in the future and the Company may not have adequate creative management and resources to enable it to take advantage of such advances. The Company anticipates that virtually all of its many competitors, both domestic and international, will have substantially greater technical, financial and marketing resources than the Company. While JDI expects to compete on the basis of the uniqueness of its designs, its reputation among customers as a quality provider of products and marketing and customer support services together with its anticipated close relationship with its customers, vendors and distributors and, to a lesser extent, on the basis of price, its opportunity to obtain customers may be limited by its financial resources and other assets. In this regard, many of the companies and other organizations with which JDI will be in competition are established and have far greater financial resources, substantially greater experience and larger staffs than the Company and are expected to to offer a wider selection of products than the Company. Additionally, many of such organizations have proven operating histories, which the Company lacks. JDI expects to face strong competition from both such well-established companies and small independent companies like itself. In addition, the Company's proposed business may be subject to decline because of the general state of the economy and generally increasing costs and expenses of doing business, thus further increasing anticipated competition. While management hopes that the Company's proposed products will be well-positioned and competitive under current market conditions, there can be no assurance that any such products will continue to be competitive in the face of changes in product design, changes in fashion and the entry of new competitors into the market. (See Part I, Item 1. "Description of Business," (b) "Business of Issuer
- Competition.")

     12. Absence of Public Market for Shares. The Company's shares of Common Stock are not registered with the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (hereinafter referred to as the "Act"). There is no public market for the shares of Common Stock and no assurance that one will develop. Of such shares, 80,000 thereof are "free-trading" because of their issuance to persons unaffiliated with JDI pursuant to the exemption from registration provided by Rule 504 of Regulation D promulgated under Section 3(b) of the Act, and the balance of 328,000 of such shares are "restricted securities." Rule 144 of the Act provides, in essence, that holders of restricted securities for a period of one year after the acquisition thereof from the Company or an affiliate of the Company, may, every three months, sell to a market maker or in ordinary brokerage transactions an amount equal to one per cent of the Company's then outstanding securities. Nonaffiliates of the Company who hold restricted securities for a period of two years may sell their securities without regard to volume limitations or other restriction. Resales of the free-trading shares of Common Stock by "affiliates, control persons and/or underwriters" of JDI, as those terms are defined in the Act, will be subject to the volume limitations described in paragraph (e) of Rule 144. Any transfer or resale of the shares of JDI's Common Stock will be subject, in addition to the Federal securities laws, to the "blue sky" laws of each state in which such transfer or resale occurs. A total of 320,000 shares and 8,000 shares of the Company's Common Stock will be available for resale under Rule 144 commencing in March and April 1998, respectively. Sales of shares of Common Stock under Rule 144 may have a depressive effect on the market price of the Company's Common Stock, should a public market develop for such stock. Such sales might also impede future financing by the Company.

     13. No Dividends. While payment of dividends on the Common Stock rests with the discretion of the Board of Directors, there can be no assurance that dividends can or will ever be paid. Payment of dividends is contingent upon, among other things, future earnings, if any, and the financial condition of the Company, capital requirements, general business conditions and other factors which cannot now be predicted. It is highly unlikely that cash dividends on the Common Stock will be paid by the Company in the foreseeable future. (See Part I, Item 8. "Description of Securities - Description of Common Stock - Dividend Policy.")

     14. No Cumulative Voting. The election of directors and other questions will be decided by majority vote. Since cumulative voting is not permitted and one-third of the Company's outstanding shares constitutes a quorum, investors who purchase shares of the Company's Common Stock may not have the power to elect even a single director and, as a practical matter, the current management will continue to effectively control the Company. (See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management" and Part I, Item 8. "Description of Securities - Descrition of Common Stock.")

     15. Control by Present Shareholders. The present shareholders of the Company's outstanding Common Stock will, by virtue of their percentage share ownership and the lack of cumulative voting, be able to elect the entire Board of Directors, establish the Company's policies and generally direct its affairs. Accordingly, persons investing in the Company's Common Stock will have no significant voice in Company management, and cannot be assured of ever having representation on the Board of Directors. "See Part I, Item 4. "Security Ownership of Certain Beneficial Owners and Management.")

     16. Potential Anti-Takeover and Other Effects of Issuance of Preferred Stock May Be Detrimental to Common Shareholders. The Company is authorized to issue up to 10,000,000 shares of preferred stock, $.01 par value per share (hereinafter referred to as the "Preferred Stock"); none of which shares has been issued. The issuance of Preferred Stock does not require approval by the shareholders of the Company's Common Stock. The Board of Directors, in its sole discretion, has the power to issue shares of Preferred Stock in one or more series and establish the dividend rates and preferences, liquidation preferences, voting rights, redemption and conversion terms and conditions and any other relative rights and preferences with respect to any series of Preferred Stock. Holders of Preferred Stock may have the right to receive dividends, certain preferences in liquidation and conversion and other rights; any of which rights and preferences may operate to the detriment of the shareholders of the Company's Common Stock. Further, the issuance of any shares of Preferred Stock having rights superior to those of the Company's Common Stock may result in a decrease in the value or market price of the Common Stock, provided a market exists, and, additionally, could be used by the Board of Directors as an anti-takeover measure or device to prevent a change in control of the Company. (See Part I, Item 8. "Description of Securities - Description of Preferred Stock.")

     17. No Secondary Trading Exemption. Secondary trading in the Common Stock will not be possible in each state until the shares of Common Stock are qualified for sale under the applicable securities laws of that state or the Company verifies that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in that state. There can be no assurance that the Company will be successful in registering or qualifying the Common Stock for secondary trading, or availing itself of an exemption for secondary trading in the Common Stock, in any state. If the Company fails to register or qualify, or obtain or verify an exemption for the secondary trading of, the Common Stock in any particular state, the shares of Common Stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in the Company's Common Stock, a public market for the Common Stock will fail to develop and the shares could be deprived of any value.


Item 2. Management's Discussion and Analysis or Plan of Operation.

Plan of Operations
------------------

     Since its inception, the Company, which is now known as "Jewelnique Designs, Inc.," has conducted no business operations except for organizational and capital raising activities. For the period from inception (March 6, 1997) through March 31, 1997, the Company had no income from operations and operating expenses aggregating $11,061. The Company proposes to engage in business in the design, manufacture, marketing and wholesale distribution of a specialized line of jewelry products. Management expects that the Company's proposed product line will initially be distributed through the identical distribution channels, including boutiques, hair salons, beauty supply stores, department stores and children's stores, presently being utilized to distribute the jewelry products manufactured, marketed and distributed by Suzanne Designs, a closely-held jewelry business owned and operated by the Sorensen family since approximately 1976. If the Company is unable to generate sufficient revenue from operations, management intends to explore all available alternatives for debt and/or equity financing, including but not limited to private and public securities offerings.

Financial Condition, Capital Resources and Liquidity
----------------------------------------------------

     At March 31, 1997, the Company had assets totaling $4,950 and $210 in liabilities. Since the Company's inception, it has received $20,000 in cash contributed as consideration for the issuance of shares of Common Stock.

     The Company has no potential capital resources.

Item 3. Description of Property.

     The  Company's  executive  offices  are located at 2449 Lyric  Avenue,  Los
Angeles, California 90027, and its telephone number is (213) 660-8665. The Company owns no real or personal property.


Item 4. Security Ownership of Certain Beneficial Owners and Management.

     The following table sets forth information as of June 26, 1997, regarding the ownership of the Company's Common Stock by each shareholder known by the Company to be the beneficial owner of more than five per cent of its outstanding shares of Common Stock, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.


                                                        Amount
   Name and Address of                               Beneficially             Percent of
    Beneficial Owner                                    Owned                   Class
    ----------------                                  ------------            -----------

Roland W. Fink                                          128,000                  31.4%
1201 North Pacific Avenue, Suite #104
Glendale, California  91202

Kendall L. Dorsett                                      128,000                  31.4%
1201 North Pacific Avenue, Suite #104
Glendale, California  91202

Patricia Cudd                                            64,000                  15.7%
50 South Steele Street, Suite #222
Denver, Colorado  80209

Suzanne Sorensen                                          8,000                   2.0%
2449 Lyric Avenue
Los Angeles, California  90027

All Executive Officers and Directors as                 264,000                  64.7%
a Group (three persons)


Item 5. Directors, Executive Officers, Promoters and Control Persons.

Executive Officers and Directors

     Set forth below are the names, ages, positions with the Company and business experiences of the executive officers and directors of the Company.

      Name             Age           Position(s) with Company
      ----             ---           ------------------------

Roland W. Fink          41      President and Director

Kendall L. Dorsett      54      Secretary, Treasurer and Director

Suzanne Sorensen        49      Executive Vice President


-------------------

     *Except for Ms. Sorensen, who had no role in founding or organizing the Company, the above-named persons may be deemed to be "promoters" and "parents" of the Company, as those terms are defined under the Rules and Regulations promulgated under the Securities Act of 1933, as amended.

     All directors hold office until the next annual meeting of the Company's shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Messrs. Fink and Dorsett and Ms. Sorensen will devote such time and effort to the business and affairs of the Company as may be necessary to perform their responsibilities as executive officers and/or directors of the Company.

Family Relationships

     There are no family relationships between or among the executive officers and directors of the Company.

Business Experience

     Roland W. Fink has served as the President and a director of the Company since its inception on March 6, 1997. Since March 1997, Mr. Fink, together with Mr. Dorsett, have been general partners of Fink & Dorsett, Glendale, California, a consulting firm specializing in corporate finance. He was the managing partner of Greenberg & Jackson, a Los Angeles-based certified public accounting firm, from May 1992 through October 1995. Mr. Fink, from 1983 through 1992, served as the Vice President and Controller of WellTech Inc. ("WellTech"), a major Houston-based oil field services commpany. Prior to his tenure with WellTech, Mr. Fink was employed by a "Big Six" accounting firm and a large local accounting firm with offices in Fort Wayne, Indiana. He received a B.S. degree in accounting from Manchester College, North Manchester, Indiana, in 1977. He is a certified public accountant.

     Suzanne Sorensen has served as the Executive Vice President of the Company since April 2, 1997. Ms. Sorensen has managed Suzanne Designs, Los Angeles, California, a family-owned jewelry business, where she has been responsible for the design, manufacture, marketing and distribution of a variety of jewelry and other fashion accessory items, since 1976.

     Kendall L. Dorsett has served as the Secretary, Treasurer and a director of the Company since the organization of JDI on March 6, 1997. He has been a general partner, together with Mr. Fink, of Fink & Dorsett, a consulting firm specializing in corporate finance, since March 1997. From 1990 to January 1995, Mr. Dorsett served as the Vice President of Shareholder Relations for American Technologies Group, Inc., a publicly-held corporation whose securities trade on the Over-the-Counter Bulletin Board under the symbol "ATEG." Prior to 1990, he was a registered representative with a number of New York Stock Exchange-listed brokerage firms, including Shearson Lehman Brothers, Prudential Securities and others. Mr. Dorsett received his B.A. degree in economics from the University of California at Santa Barbara in 1966.


Item 6. Executive Compensation.

Executive Compensation

     Except for certain shares of the Company's Common Stock issued and sold to each of the three executive officers and/or directors of the Company in consideration for various services performed for the Company by each of them and a lump-sum consulting fee in the amount of $5,000 paid to each of Messrs. Roland
W. Fink and Kendall L. Dorsett, no cash or non-cash compensation was awarded to, earned by or paid to any executive officer or director of the Company for all services rendered in all capacities to the Company during the approximate three and one-half month period since the Company's inception on March 6, 1997. On March 6, 1992, the Company issued and sold 128,000 shares of Common Stock, representing approximately 31.4% of the total number of shares of Common Stock of the Company outstanding on the date hereof, to each of Messrs. Fink and Dorsett for services rendered as consultants to the Corporation (an aggregate of 256,000 shares of Common Stock). Ms. Suzanne Sorensen, on April 1, 1997, received a total of 8,000 shares of Common Stock, representing approximately 2.0% of the total number of outstanding shares of the Company's Common Stock as of the date hereof, in consideration for certain business consulting services performed by her for the Company. Except for the above-described compensation, it is not anticipated that any executive officer of the Company will receive any cash or non-cash compensation for his or her services in all capacities to the Company until such time as the Company commences business operations. At such time as JDI commences operations, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to each of Mr. Fink, Ms. Sorensen and Mr. Dorsett for their services in the positions of President, Executive Vice President and Secretary/Treasurer, respectively, of the Company. At such time, the Board of Directors may, in its discretion, approve the payment of additional cash or non-cash compensation to the foregoing for their services to the Company.

     The Company does not provide officers with pension, stock appreciation rights, long-term incentive or other plans and has no intention of implementing any such plans for the foreseeable future.

Compensation of Directors

     The Company has no standard arrangements for compensating the directors of the Company for their attendance at meetings of the Board of Directors.


Item 7. Certain Relationships and Related Transactions.

     On March 6, 1997, the Company issued and sold 128,000 shares of Common Stock to each of Messrs. Roland W. Fink and Kendall L. Dorsett (a total of 256,000 shares of Common Stock), the President and Secretary/Treasurer, respectively, of the Company and record and beneficial owners each of approximately 31.4% of the Company's outstanding Common Stock, in consideration and exchange therefor of services valued at $128 (an aggregate of $256) performed for the Company by each such person. The services performed by Mr. Roland W. Fink include the preparation of a business plan for the Company and Mr. Dorsett performed certain financial consulting services for the Company.

     The Company issued and sold, on March 6, 1997, an aggregate of 64,000 shares of its Common Stock to Patricia Cudd, Esq., the owner of record and beneficially of approximately 15.7% of the Company's outstanding shares of Common Stock and the sole proprietor of Patricia Cudd & Associates, Denver, Colorado, which firm has passed upon the legality of the Common Stock and certain other matters in connection with this Form 10-SB Registration Statement. The shares were issued to Ms. Cudd in consideration for her performance of certain legal services related to the organization of the Company; which services were valued at $64.

     On April 2, 1997, the Company issued and sold a total of 8,000 shares of Common Stock to Ms. Suzanne Sorensen, the Executive Vice President of the Company and the record and beneficial owner of approximately 2.0% of the Company's outstanding Common Stock, as consideration for certain business consulting services performed for the Company relating to, among other things, jewelry design, fabrication and marketing, valued at $2,000.


Item 8. Description of Securities.

Description of Capital Stock
----------------------------

     The Company's authorized capital stock consists of 100,000,000 shares of Common Stock, $.001 par value per share, and 10,000,000 shares of Preferred Stock, $.01 par value per share.

Description of Common Stock
---------------------------

     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted; which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any, to be distributed to holders of the Preferred Stock. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable.

     Dividend Policy. Holders of shares of Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock when, as and if declared by the Board of Directors out of funds legally available therefor, after requirements with respect to preferential dividends on, and other matters relating to, the Preferred Stock, if any, have been met. The Company has not paid any dividends on its Common Stock and intends to retain earnings, if any, to finance the development and expansion of its business. Future dividend policy is subject to the discretion of the Board of Directors and will depend upon a number of factors, including future earnings, capital requirements and the financial condition of the Company.

     Transfer Agent and Registrar. The Transfer Agent and Registrar for the Company's Common Stock is U.S. Stock Transfer Corporation, 1745 Gardena Avenue, Suite #200, Glendale, California 91204.

Description of Preferred Stock
------------------------------

     Shares of Preferred Stock may be issued from time to time in one or more series as may be determined by the Board of Directors. The voting powers and preferences, the relative rights of each such series and the qualifications, limitations and restrictions thereof shall be established by the Board of Directors, except that no holder of Preferred Stock shall have preemptive rights. The Company has no shares of Preferred Stock outstanding, and the Board of Directors has no plan to issue any shares of Preferred Stock for the foreseeable future unless the issuance thereof shall be in the best interests of the Company.


                                    PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters.

     (a) Market Information.

     There has been no established public trading market for the Common Stock since the Company's inception on March 6, 1997.

     (b) Holders.

     As of June 26, 1997, the Company had twenty-four shareholders of record of its 408,000 outstanding shares of Common Stock.

     (c) Dividends.

     The Company has never paid or declared any dividends on its Common Stock and does not anticipate paying cash dividends in the foreseeable future.


Item 2. Legal Proceedings.

     The Company knows of no legal proceedings to which it is a party or to which any of its property is the subject which are pending, threatened or contemplated or any unsatisfied judgments against the Company.

Item 3. Changes in and Disagreements with Accountants.

     Because the Company has been generally inactive since its inception, it has had no independent accountant until the retention of Janet Loss, C.P.A., P.C., 9101 East Kenyon Avenue, Suite #2000, Denver, Colorado 80237, in May 1997. There has been no change in the Company's independent accountant during the period commencing with the Company's retention of Janet Loss, C.P.A., P.C., in May, 1997, through the date hereof.


Item 4. Recent Sales of Unregistered Securities.

     On March 6, 1997, the Company issued and sold to each of Mr. Roland W. Fink, the President and a director of the Company, and Kendall L. Dorsett, the Secretary/Treasurer and a director of the Company, 128,000 shares of the Company's Common Stock (a total of 256,000 shares of Common Stock), in consideration, in each case, for services valued at $128 (services valued at an aggregate of $256). The Company, on March 6, 1997, issued and sold an aggregate of 64,000 shares of its Common Stock to Patricia Cudd, Esq., the sole proprietor of the law firm which has passed upon the legality of the Common Stock and certain other matters in connection with this Form 10-SB Registration Statement, in consideration for her performance of certain legal services valued at $64. On April 1, 1997, the Company issued and sold to its Executive Vice President, Ms. Suzanne Sorensen, a total of 8,000 shares of Common Stock in consideration for certain business consulting services performed by her for the Company valued at $2,000. The Company relied, in connection with each of the transactions described in this Item 4. whereby the Company issued and sold shares of its common stock in consideration and exchange for various types of services, upon the exemption from registration afforded by Section 4(2) of the Act for sales of securities by an issuer not constituting a public securities offering. (See Part I, Item 7. "Certain Relationships and Related Transactions.")


Item 5. Indemnification of Directors and Officers.

     Article VII of the Company's Articles of Incorporation contains provisions providing for the indemnification of directors and officers of the Company as follows:

     (a) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is otherwise serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgment, order, settlement, conviction upon a plea of nolo contendere or its equivalent, shall not of itself create a presumption that the person did not act in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation and, with respect to any criminal action or proceeding, had reasonable cause to believe the action was unlawful.

     (b) The corporation shall indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action or suit by or in the right of the corporation, to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation, unless, and only to the extent that, the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability, but in view of all circumstances of the case, such person is fairly and reasonably entitled to indemnification for such expenses which such court deems proper.

     (c) To the extent that a director, officer, employee or agent of the corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections (a) and (b) of this Article, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under Section (a) or (b) of this Article (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the officer, director and employee or agent is proper in the circumstances, because he has met the applicable standard of conduct set forth in Section (a) or (b) of this Article. Such determination shall be made (i) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (ii) if such quorum is not obtainable or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (iii) by the affirmative vote of the holders of a majority of the shares of stock entitled to vote and represented at a meeting called for such purpose.

     (e) Expenses (including attorneys' fees) incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding, as authorized in Section (d) of this Article, upon receipt of an understanding by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation as authorized in this Article.

     (f) The Board of Directors may exercise the corporation's power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this Article.

     (g) The indemnification provided by this Article shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under these Articles of Incorporation, the Bylaws, agreements, vote of the shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs and personal representatives of such a person.

     The Company has no agreements with any of its directors or executive officers providing for indemnification of any such persons with respect to liability arising out of their capacity or status as officers and directors.

     At present, there is no pending litigation or proceeding involving a director or executive officer of the Company as to which indemnification is being sought.


                                    PART F/S

     The Financial Statements of Jewelnique Designs, Inc., required by Regulation S-X commence on page F-1 hereof in response to Part F/S of this Registration Statement on Form 10-SB and are incorporated herein by this reference.


                                    PART III

Item 1. Index to Exhibits.

   Item
 Number                         Description
-------     ---------------------------------------------------------------

  2.1* Articles of Incorporation of Blue Mountain, Inc., filed March 6, 1997.

  2.2* Articles of Amendment to the Articles of Incorporation of Blue Mountain Capital, Inc., filed June 20, 1997.

  2.3*      Bylaws of Blue Mountain Capital, Inc.


------------------

        *Filed herewith.


Item 2. Description of Exhibits.

     The documents required to be filed as Exhibit Number 2 in Part III of Form 1-A filed as part of this Registration Statement on Form 10-SB are listed in
Item 1 of this Part III above. No documents are required to be filed as Exhibit Numbers 3, 5, 6 or 7 in Part III of Form 1-A, and the reference to such Exhibit Numbers is therefore omitted. No additional exhibits are filed hereto.

                                   SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             JEWELNIQUE DESIGNS, INC.
                                             (Registrant)



Date:   June 26, 1997                         By: /s/ Roland W. Fink
                                                  ------------------------------
                                                  Roland W. Fink, President

                            JEWELNIQUE DESIGNS, INC.
                     Formerly, Blue Mountain Capital, Inc.
                         (A DEVELOPMENT STAGE COMPANY)
                                  AUDIT REPORT
                                  ------------

                                 March 31, 1997
                                 --------------

                         Index to Financial Statements
                         -----------------------------

                                                            Page
                                                            ----

Independent Auditor's Report                                 F-2
Balance Sheet                                                F-3
Statement of Operations                                      F-4
Statement of Stockholders' Equity                            F-5
Statement of Cash Flows                                      F-6
Notes to Financial Statements                          F-7 through F-8

                             Janet Loss, C.P.A.,P.C.
                          Certified Public Accountant
                       9101 E. Kenyon Avenue, Suite 2000
                             Denver, Colorado 80237


Board of Directors
Jewelnique Designs, Inc.

I have audited the accompanying balance sheet of Jewelnique Designs, Inc. (a development stage company) as of March 31, 1997, and the related statements of operations, stockholders' equity and cash flows for the period from March 6, 1997 (inception) through March 31, 1997. These financial statements are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with generally accepted accounting standards. These standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jewelnique Designs, Inc. (a development stage company) as of March 6, 1997, and the results of its operation and its cash flow for the period from March 6, 1997 (inception) through March 31, 1997.


/s/  JANET LOSS, C.P.A., P.C.

Janet Loss, C.P.A., P.C.

June 18, 1997

                            JEWELNIQUE DESIGNS, INC.
                      Formerly, Blue Mountain Capital, Inc.
                         (A DEVELOPMENT STAGE COMPANY)

                                 BALANCE SHEET
                                 -------------
                                 March 31, 1997
                                 --------------
                                     ASSETS
                                     ------

CURRENT ASSETS:
         Cash in checking                                              $  4,950
                                                                       --------
OTHER ASSETS:
         Organization Costs, net of amortization                            494
                                                                       --------

             TOTAL ASSETS                                              $  5,444
                                                                       ========


                      LIABILITIES AND STOCKHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES;
         Accrued Management Fees                                       $    210

STOCKHOLDERS' EQUITY:
         Preferred Stock, 10,000,000
          shares authorized, $.01 par
          value per share, none issued                                     --

         Common Stock, 100,000,000 shares
          authorized, $.001 par value per share,
          400,000 shares issued and outstanding                             400

         Additional Paid in Capital                                      15,895

         Deficit                                                        (11,061)
                                                                       --------


                  TOTAL STOCKHOLDERS' EQUITY                           $  5,234
                                                                       --------


                  TOTAL LIABILITIES AND
                  STOCKHOLDERS' EQUITY                                 $  5,444
                                                                       ========

    The accompanying notes are an integral part of the financial statements.

                            JEWELNIQUE DESIGNS, INC.
                     Formerly, Blue Mountain Capital, Inc.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF OPERATIONS
                            -----------------------

      For the Period From March 6, 1997 (Inception) through March 31, 1997
      --------------------------------------------------------------------


REVENUES:                                                              $      0
                                                                       --------

OPERATING EXPENSES:
         Amortization                                                  $      6
         Consulting Fees                                                  8,242
         Filing Fees                                                         50
         Legal Fees                                                       2,553
         Management Fees                                                    210
                                                                       --------

         TOTAL OPERATING EXPENSES                                        11,061
                                                                       --------


         NET (LOSS)                                                    $(11,061)
                                                                       ========


         NET (LOSS) PER SHARE                                          $   (.03)
                                                                       ========







    The accompanying notes are an integral part of the financial statements.


                                                   JEWELNIQUE DESIGNS, INC.
                                              (Formerly, Blue Mountain Capital, Inc.
                                                  (A DEVELOPMENT STAGE COMPANY)

                                                STATEMENT OF STOCKHOLDERS' EQUITY
                                                ---------------------------------
                               For the Period From March 6, 1997 (Inception) through March 31, 1997
                               --------------------------------------------------------------------

                                    Common Stock
                               ------------------------                                                   Total
                                Number                             Additional                         Stockholders'
                               of Shares         Amount          Paid-in-Capital     (Deficit)           Equity
                              ---------         ------          ---------------     ---------        -------------
Issuance of
Stock for Cash,
($.001 par value
per share)                      80,000           $     80           $ 15,895          $   --             $ 15,975

Issuance of
Stock for Services
($.001 par value
per share)                     320,000                320               --                --                  320

Net Loss for Period
From March 6, 1997
(Inception) to
March 31, 1997                                                                         (11,061)           (11,061)
                              -----------------------------------------------------------------------------------

Balance,
March 31, 1997                 400,000           $    400           $ 15,895          $(11,061)          $  5,234
                              ===================================================================================










                               The accompanying notes are an integral part of these financial statements.


                                                                 F-5


                            JEWELNIQUE DESIGNS, INC.
                     Formerly, Blue Mountain Capital, Inc.
                         (A DEVELOPMENT STAGE COMPANY)

                            STATEMENT OF CASH FLOWS
                            -----------------------

      For the Period From March 6, 1997 (Inception) through March 31, 1997
      --------------------------------------------------------------------


CASH FLOWS FROM OPERATING ACTIVITIES:
         Net (Loss)                                                    $(11,061)

ADJUSTMENTS TO RECONCILE NET (LOSS) TO
NET CASH USED BY OPERATING ACTIVITIES:

         Amortization                                                         6
         Stock Issued for Services                                          320

CHANGES IN OPERATING ASSETS AND LIABILITIES:

         Increase (decrease) in current liabilities                         210
                                                                       --------

                  NET CASH (USED) BY OPERATING ACTIVITIES              $(10,525)

CASH USED FROM INVESTING ACTIVITIES:
         Organization Costs                                                (500)
                                                                       --------

CASH FLOWS FROM FINANCING ACTIVITIES:
         Proceeds from issuance of common stock, net of
         $4,025 in offering expenses                                     15,975
                                                                       --------


                  NET INCREASE IN CASH                                 $  4,950

                  CASH, BEGINNING OF PERIOD                                   0
                                                                       --------

                  CASH, END OF PERIOD                                  $  4,950
                                                                       ========





    The accompanying notes are an integral part of the financial statements.

                            JEWELNIQUE DESIGNS, INC.
                     Formerly, Blue Mountain Capital, Inc.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------


NOTE 1 - HISTORY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES.
----------------------------------------------------------------

Jewelnique Designs, Inc., a Colorado Corporation, was incorporated March 6, 1997 for the purpose to design, manufacture, market and distribute a specialized line of jewelry products to be sold primarily through stores. The Company is currently in the development stage.

     Year-End
     --------
     The Company has elected a calendar year-end.

     Accounting Method
     -----------------
     The  Company   records  income  and  expenses  on  the  accrual  method  of accounting.

     Organization Costs
     ------------------
     Costs incurred in organizing the Company are being amortized over a sixty-month period.

     Deferred Offering Costs
     -----------------------
     Costs associated with the Company's initial public offering have been charged to the proceeds of the offering.

     Loss Per Share
     --------------
     Net loss is calculated by dividing the net loss by the weighted average number of common shares outstanding. Shares issued to insiders are considered outstanding since inception.

NOTE 2 - RELATED PARTY TRANSACTIONS
-----------------------------------


The Company maintains its offices in space provided by an officer of the Company pursuant to an oral agreement on a rent-free basis with reimbursement for out-of-pocket expenses, such as telephone.

The Company has paid $15,050 for legal and consulting fees to related parties. The Company has also issued 320,000 shares of common stock to related parties for services rendered that were valued at $320.00.

NOTE 3 - NAME CHANGE

The corporate name has been changed from Blue Mountain Capital, Inc. to Jewelnique Designs, Inc. on May 14, 1997.

                            JEWELNIQUE DESIGNS, INC.
                     Formerly, Blue Mountain Capital, Inc.
                         (A DEVELOPMENT STAGE COMPANY)

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------
                                    (cont.)


NOTE 4 - GOING CONCERN
----------------------

The accompanying financial statements have been prepared in conformity with generally accepted accounting principles, which contemplate continuation of the Company as a going concern. The Company's ability to continue as a going concern is dependent upon the Company's ability to obtain financing.

NOTE 5 - CAPITALIZATION
-----------------------

On March 8, 1997, the Company closed its initial public offering realizing proceeds of $15,975, net of $4,025 in offering expenses.